FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  June 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)







                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


---- -----------------------                ---- ------------------------
 1.  Name of company                         2.  Name of director
     COLT Telecom Group plc                      Antony Bates
---- -----------------------                ---- ------------------------
 3.  Please state whether notification       4.  Name of the registered holder(s) and,
     indicates that it is in respect of          if more than one holder, the number of
     holding of the shareholder named in 2       shares held by each of them (if
     above or in respect of a                    notified)
     non-beneficial interest or in the case
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of an non-beneficial
     interest
     Director in 2. above                        Strand Nominees
---- -----------------------                ---- ------------------------
 5.  Please state whether notification       6.  Please state the nature of the
     relates to a person(s) connected with       transaction. For PEP transactions
     the director named in 2 above and           please indicate whether general/single
     identify the connected person(s)            co PEP and if discretionary/non
                                                 discretionary /non discretionary
     n/a                                         Purchase of ordinary shares
     -----------------------                     ------------------------


7.  Number of shares  8.  Percentage of         Number of       10.  Percentage of
     /amount of stock      issued class          shares/amount        issued class (any
     acquired              (any treasury         of stock             treasury shares
                           shares held by        disposed             held by company
                           company should                             should not be
                           not be taken                               taken into
                           into account                               account when
                           when calculating                           calculating
                           percentage)                                percentage)
             80,000        Less than             n/a                  n/a
                           0.01%

----     ------------ ---- ------------      ---- -----------    ---- -------------

11.  Class of         12.  Price per         13.  Date of        14.  Date company
     security              share                  transaction         informed
     Ordinary                    GBP0.55         15 June 2005        15 June 2005
---- shares           ----     ------------  ---- -----------    ---- -------------
     ------------
15.  Total holding following this            16.  Total percentage holding of issued
     notification                                 class following this notification
                                                  (any treasury shares held by company
                                                  should not be taken into account when
                                                  calculating percentage)
              180,000                             Less than 0.01%


-------------------------------------------------

If a director has been granted options by the company please complete the following boxes.
----                ----------------------- ---- ------------------------
                                            18.  Period during which or date on which
----                ----------------------- ---- exercisable
                                                 ------------------------
19.  Total amount paid (if any) for grant   20.  Description of shares or debentures
---- of the option                          ---- involved: class, number
     -----------------------                     ------------------------
21.  Exercise price (if fixed at time of    22.  Total number of shares or debentures
---- grant) or indication that price is to  ---- over which options held following this
     be fixed at time of exercise                notification
     -----------------------                     ------------------------
23.  Any additional information             24.  Name of contact and telephone number
                                                 for queries
                                                 Luke Glass - 020 7390 3681
                                                 Gill Maclean - 020 7863 5314
----                ----------------------- ---- ------------------------

25. Name and signature of authorised company official responsible for making this notification

     Caroline Griffin Pain

Date of notification - 16 June 2005
-------------------------------------------------





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 16 June 2005                                   COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary